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Overview Disclosures Comments 0 Updates 0

1.50x - 1.60x Multiple

$65,100 invested
Minimum raise $125,000

87
Investors

Louie King

Dallas, TX

- **Urban BBQ experience** fuses Texas tradition with contemporary design and innovative food and beverage offerings
- **From the heralded masters of smoked meat** behind Lower Greenville hotspot Feed Company (rated over 4 stars on Yelp, Google, Facebook, Tripadvisor, OpenTable)
- **Versatile business model** combines counter-service lunch, whole-animal roast dinners and robust to-go business
- This investment is **secured by a blanket lien on all assets** of the business

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Company Description

Louie King is introducing a modern barbecue joint right in the middle of one of Dallas's hottest neighborhoods. The team behind heralded Feed Company eatery & bourbon lounge has created a following with its smoked meat program. With Louie King, they're taking it to the next level by bringing one of Texas's most beloved culinary traditions to a contemporary urban setting.












Managing Partner Patrick Bruce has established a following with his smoked meat program at Feed Company. His passion for barbecue stems from his East Texas roots.

The barbecue pedigree here is strong. Smoked meats will be cooked for hours on end with bespoke dry rubs and sauces developed by managing partner Patrick Bruce. As a child in Texarkana, Patrick spent formative years of his youth learning his family's BBQ traditions and smoking hundreds of briskets with his father. Patrick later worked for nearly a decade in beverage sales and marketing for Ben E. Keith, piloting hundreds of innovative consumer and trade facing food and beverage experiences. Capitalizing on his childhood passion for the kitchen, he worked with top chefs in the DFW region to develop comprehensive craft beer and food pairing programs.

A dedicated student of food and spirits, Patrick rolled those experiences into his entrepreneurial passion, collaborating with friend and Goldman Sachs alumnus Sameer Patel to open Feed Company and the recently launched Leela's wine bar down the street. Now, with Louie King, Patrick is realizing a life-long dream.

Through Feed Company, the team has established a strong reputation with its locally sourced ingredients, elevated menu and unique blend of flavor profiles. Aside from its carefully curated bourbon list, the smoked meats have been a particular hit, and the team has developed close relationships with local purveyors of top shelf meats. Those vendor relationships will play an important role in the strength of Louie King's menu and the group's access to both staple and specialty items across the board.




Feed Company's popular items include pastrami and lamb chops smoked over Applewood

Louie King is also proud to boast a 13-foot handcrafted, custom-built BBQ pit from legendary New York Times-featured pit-maker A.N. Bewley. The restaurant's open-concept kitchen space will allow patrons a peek into the famous barbecue process.

The menu will include staples like brisket, beef ribs, beer can chicken, turkey and prime rib, along with rotating exotic meat and seafood specials and classic sides. All meat will be sourced from Texas, and Louie King will be one of only a handful of restaurants in the state to serve overnight smoked beef ribs the next day.

There will also be the dining option of a "whole roast" at dinner service—a succulent whole roasted lamb, pig, etc.—that can be arranged with the staff in advance. A small beer and wine selection will round out the menu, along with boozy slushes.

Louie King will offer lunch via counter service seven days a week, as well as pre-booked dinners in an ambience that marries rustic Texas charm with Dallas's urban sensibilities.

The restaurant is slated to open in late Summer 2018.

Key Terms

Issuer	City Griddle, LLC
Securities	Revenue Sharing Notes
Offering Amount	**Minimum $125,000** to **maximum $275,000**
Investment ? Multiple	**1.50x to 1.60x** If the final offering amount raised is less than or equal to $200,000, the investment multiple will be 1.50x. If the final offering amount raised is greater than $200,000 but less than or equal to $275,000, the investment multiple will be 1.60x.
Payments ?	**Monthly**
Revenue Sharing Percentage	Revenue streams will come from food and beverage sales, catering and merchandise. If the final offering amount raised is less than or equal to $200,000, then 5.5% of monthly gross revenue will be shared during the first 12 months of operation, then 7.0% thereafter. If the final offering amount raised is greater than $200,000 but less than or equal to $275,000, then 7.75% of monthly gross revenue will be shared during the first 12 months of operation, then 10.0% thereafter.
Maturity ?	**48 Months**
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total project cost of Louie King is $350,000, with $75,000 coming from equity investors. As Louie King will occupy a second-generation restaurant space, the total project cost is significantly lower than the complete build out of a new space.

The first $125,000 of funds raised on NextSeed will be used for construction and buildout. Any funds between $125,000 and $225,000 will be used for inventory, permits, and kitchen and bar equipment. Funds raised in excess of $225,000 will be utilized for other furniture, fixtures and expenses and working capital.

 

The before and after of what Louie King will look like

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▼	1.50x - 1.60x	48 months	**$150 - $160**

Revenue Sharing Summary*

Once the Issuer commences operations, the Issuer will share a percentage of each month's gross revenue with the investors as a group until they are paid in full. The total amount raised by the offering will determine the Investment Multiple and the monthly Revenue Sharing Percentage.

Total Raise Amount: $125,000 - $200,000
- Investment Multiple: 1.50x
- Monthly Revenue Sharing Percentage (first year): 5.5%
- Monthly Revenue Sharing Percentage (years 2-4): 7.0%

Total Raise Amount: $200,100 - $275,000
- Investment Multiple: 1.60x
- Monthly Revenue Sharing Percentage (first year): 7.75%
- Monthly Revenue Sharing Percentage (years 2-4): 10.0%

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Read More

Bonus Rewards

EARLY BIRD REWARD

First 50 investors who invest $500 or more will receive:
- **An additional $25 Gift Card** to Louie King

1 of 50 available

Invest $500 or more

- One free beer on your first visit

Invest $1,000 or more

- One free beer on your first visit
- Invitation for 2 to Investor Launch Party

Invest $5,000 or more

- One free beer on your first visit
- Invitation for 4 to Investor Launch Party

Invest $10,000 or more

- One free beer on your first visit
- Invitation for 10 to Investor Launch Party
- A complimentary jar of Louie King's dry rub

Invest $25,000 or more

- One free beer on your first visit
- Invitation for 10 to Investor Launch Party
- A complimentary jar of Louie King's dry rub
- Family Style Whole Animal Roast for 8

Business Model

Louie King's order at the counter lunch service will highlight signature, overnight smoked items like brisket and ribs that are likely to sell-out in the early afternoon. Dedicated to the pursuit of game-changing smoked meats, the culinary team plans to push the boundaries of traditional barbeque fare by combining Texas BBQ traditions with unexpected proteins like seafood, exotic meats and more.

The prime wagyu briskets from Akaushi Beef will go into the pit between midnight and 2am in preparation for lunch and dinner service that day. Louie King will also be one of the only barbecue joints in the state that cooks their prime beef ribs for same day service – no wraps, no storage. Alongside 64 briskets, an additional 82 ropes of sausage and a handful of pork butts (for pulled pork sandwiches) will be cooked with lamb pops, beef ribs and various seasonal options. Guests looking for a truly unique dinner experience will be able to book whole-animal roasts in advance. For groups of 4+, Louie King will prepare a mouth-watering meat selection and curated accompaniments. On weekends, diners can expect brunch-friendly takes on some of the classic barbecue offerings.

Louie King is uniquely positioned as one of the few lunchtime offerings in Lower Greenville. Its counter service format allow professionals and visitors alike to grab a quick, comforting bite while also exploring the area. Once only a popular nighttime destination, these lunchtime hours signal Lower Greenville's rising status as a dynamic daytime neighborhood.

 

Feed Company, located down the street from Louie King and run by the same operators

Revenue will lastly come from a retail component that features their locally crafted BBQ products. In addition to apparel, customers can purchase the dry rubs and sauces unique to Louie King's recipes.

Louie King will target Dallas' urban professionals in the 25-55 year-old demographic, many of whom already flock to Lower Greenville's burgeoning food and beverage scene. The counter service perfectly suits their on-the-go daily lives while nighttime roasts will appeal to those looking to arrange larger gatherings. Further, this is already a demographic familiar with sister restaurants Leela's and Feed Company.

Location Analysis

At 1916 Greenville, Louie King sits along one of Dallas's most walkable streets. In recent years, the area has seen rise to some of the most talked-about shops and restaurants in the city. Local government has poured infrastructure dollars into transforming the street and sidewalks to facilitate additional pedestrian activity.


Charlie's Creole Kitchen
The Libertine Bar
Rapscallion
JOY Macarons
Blind Butcher
Truck Yard
Feed Company eatery + bourbon lounge
The Halal Guys
Mudsmith
Simply Fondue
Melios Bros Char Bar
Crisp Salad Company
Steel City Pops
HG Supply Co.
LOUIE KING
Leela's & abv
Good Records
Wabi House

Much has been written and reported about the culture and crowds congregating in Lower Greenville. Yet, for all its Texas Charm, Lower Greenville has little in the way of great barbecue offerings. Louie King is proud to provide not only the area's first barbecue destination, but one committed to the outstanding quality and patience that makes traditional Texas barbecue so renowned.

Authentic Texas BBQ, long a staple of small towns throughout central Texas, has seen a resurgence in the state's largest cities over the course of the past decade. Texas Monthly's annual BBQ issue has become one of the publication's most popular, spawning festivals, tours and even a passport program for those making smoked-meat pilgrimages around the state. Louie King will cater to not only Dallas residents, but the millions of tourists who visit Texas's second largest city each year and are adamant on experiencing one of the region's delicacies.


LOBSTER-CRAB
CHOWDER HOUSE



Louie King (red awning) will take over the space formerly known as Daddy Jack's, a chowder house, right next door to Leela's & abv.

Parking, that famous Lower Greenville hassle, will be available in two sizable lots - one directly in front of the building and the other behind the restaurant. Ride-sharing apps have certainly upped the ease of visiting the neighborhood, but daytime diners especially will appreciate the ability to park without any inconvenience.

Leadership



Patrick Bruce, *Managing Partner*
Patrick is responsible for concept creation, maintenance of the food and beverage menu and day-to-day oversight of locations. He spent 11 years at Ben E. Keith as an Area Sales Manager before transferring to restaurant Food and Beverage direction. He opened restaurant concepts and stores with a local restaurant group before founding his own restaurant group with Sameer.



Sameer Patel, *Managing Partner*
Sameer is responsible for concept creation, budgeting and finance, legal and hiring of management. After graduating from Northeastern University, Sameer spent six years in the financial services industry at Bank of America Merrill Lynch, IBM and Goldman Sachs. Since 2016, Sameer has been focused on Feed Company and Leela's, growing the restaurant group he started with Patrick.

History

⭐ **June 2017**
Sameer Patel and Patrick Bruce open Feed Company eater & bourbon lounge in Lower Greenville

⭐ **January 2018**
Sameer and Patrick begin formulating Louie King

⭐ **February 2018**
Louie King decides on their A.N. Bewley pit and makes the down payment to kick off construction

⭐ **March 2018**
Sameer Patel and Patrick Bruce open Leela's in Lower Greenville

⭐ **March 2018**

Initial CO inspection for Louie King in old Daddy Jack's space

⭐ **May 2018**

Anticipated kickoff for construction and liqour license application

⭐ **August 2018**

Anticipated opening of Louie King

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